Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Quarter ended September 30,	Years ended December 31,
($MM’s)	2014	2013	2012	2011	2010	2009
Earnings:
Add:
Income (loss) before income taxes	$351	$1,190	($1,150)	$1,051	$995	($52)
Fixed Charges	34	135	126	99	86	79
Amortization of capitalized interest	5	16	15	12	10	8

Deduct:
Interest Capitalized	(14)	(63)	(62)	(46)	(33)	(40)
Noncontrolling Interest	0	0	0	0	0	0

Earnings for computation	$376	$1,278	($1,071)	$1,117	$1,060	($6)

Fixed Charges:
Gross Interest Expense	$25	$100	$93	$65	$57	$56
Amortization of Debt Issuance/Discount	1	4	4	3	2	2
Portion of rents representative of interest	8	31	29	30	28	22

Total Fixed Charges	$34	$135	$126	$99	$86	$79

Ratio of Earnings to Fixed Charges	11	9	0 [1]	11	12	0 [1]

Earnings insufficient to cover fixed charges	N/A	N/A	(1,197)	N/A	N/A	(85)

[1]	During the year-ended December 31, 2012 and 2009, the Company recorded a non-cash full cost ceiling impairment of $1,939.7 and $907.8 million, respectively. Excluding the impairment, the ratio of earnings to fixed charges would be 6.89 and 11.42 for the year-ended December 31, 2012 and 2009, respectively.